Exhibit 99.4

Proposal No. 6 as set out in the Notice of Annual General Meeting dated June 5, 2014

Adoption of Equity Incentive Plan

The Board of Directors (the “Board”) of China Yuchai International Limited (the “Company”) had on May 10, 2014 approved and adopted the China Yuchai International Limited Equity Incentive Plan (the “Equity Plan”), subject to the approval by majority vote of the shareholders of the Company at a general meeting of shareholders.

General

The following is a summary of the principal features of the Equity Plan, which is attached hereto. This summary, however, does not purport to be a complete description of all of the provisions of the Equity Plan. It is qualified in its entirety by reference to the full text of the Equity Plan.

The purpose of the Equity Plan is to provide an incentive to attract, retain and motivate participants by offering them an opportunity to participate in the Company’s future performance through the grant of equity awards.

The Equity Plan contains the following important features:

(i)	Only share options, restricted stock and stock payments may be granted under the Equity Plan;

(ii)	The Equity Plan shall terminate automatically ten years after the effective date thereof unless earlier terminated; and

(iii)	No more than 1,800,000 ordinary shares of the Company, par value US $0.10 (“Ordinary Shares”) may be issued under the Equity Plan, subject to adjustment under the Equity Plan.

Share Reserve and Adjustment to Shares

Subject to adjustment permitted under the Equity Plan, the maximum aggregate number of shares that may be issued under the Equity Plan shall not exceed 1,800,000 Ordinary Shares. Ordinary Shares offered under the Equity Plan shall be issued fully paid.

If there is any division or consolidation of Ordinary Shares or other capital adjustment, stock dividend or other increase or decrease in Ordinary Shares, merger, consolidation, or other distribution (other than normal cash dividends) of Company assets to shareholders, or any other change affecting the Ordinary Shares or the share price of the Ordinary Shares, the Compensation Committee of the Board (or such other committee appointed by the Board in accordance with the Equity Plan) (the “Committee”) may make such equitable adjustments, if any, to reflect such change with respect to (i) the aggregate number and kind of shares that may be issued under the Equity Plan, (ii) the limit on the number of Ordinary Shares issuable to any person in any calendar year, (iii) the number and kind of Ordinary Shares subject to outstanding awards, (iv) the exercise price for each share option and (v) the terms and conditions of any outstanding awards.

Administration

Subject to the provisions of the Equity Plan, the Committee shall administer the Equity Plan. The Board may, however, revest in itself the administration of the Equity Plan.

The Committee shall have full power and authority, in its sole discretion, to administer, implement and carry out the Equity Plan, including, without limitation, (i) selecting grantees from the individuals eligible to receive awards under the Equity Plan, the time when awards will be granted, the number of awards and the number of Ordinary Shares covered by each award; (ii) determining the terms and conditions of each award grant; (iii) approving the forms of agreement for use under the Equity Plan; (iv) establishing, adopting, or revising any rules and regulations to administer the Equity Plan; and (v) taking any and all other action as it deems necessary or advisable for the operation or administration of the Equity Plan and the awards thereunder.

Eligibility

Employees of the Company or a subsidiary thereof shall be eligible for the grant of awards under the Equity Plan.

Award Limit

Under the terms of the Equity Plan, the maximum number of Ordinary Shares that may be subject to one or more awards to any one person during any calendar year is 300,000.

Types of Awards

The Equity Plan only permits the granting of share options, restricted stock and stock payments by the Committee.

Share options

Each share option granted under the Equity Plan will be evidenced by a written award agreement. In order to accept an option, the optionee must pay the Company or a subsidiary thereof consideration of US $1.00 per option award. Each option agreement shall specify the number of shares that are subject to the option, the exercise price of the option, terms and conditions of vesting and the option term. The exercise price is set by the Committee at the time the option is granted, provided that the exercise price may not be less than 100% of the fair market value of the Ordinary Shares subject to the option on the date the option is granted and the par value of the Ordinary Shares. The term of an option is set by the Committee in its sole discretion, provided that the term may not be longer than ten years from the date the option is granted. The options may vest based on performance or other criteria and, at any time after the grant of an option, the Committee may, in its sole discretion, accelerate the vesting of such option.

An option may be exercised in whole or in part with respect to whole shares except that the Committee may require in an award agreement that a partial exercise be with respect to a minimum number of shares. Each award agreement shall provide the method for exercising the vested portion of an option.

If the employment of a holder is terminated due to disability, redundancy, retirement or any other reason approved by the Committee, such holder (or his applicable representative) shall have the right, during the period ending on the earlier of the six month anniversary of such holder’s termination or the end of the option term, to exercise the vested portion of such holder’s option. If the employment of a holder is terminated due to death, any vested and unexercised portion of any option held by such holder may, in the Committee’s discretion, be exercised by the holder’s applicable representative or transferee during such period as determined by the Committee in its absolute discretion. Except as set forth above, if the employment of a holder is terminated for any reason or such holder becomes bankrupt or is deprived of legal or beneficial ownership of an option, such holder’s option shall immediately terminate and all rights thereunder shall cease.

Restricted stock

The Committee may issue restricted stock to eligible employees in such amounts and on such terms and conditions as determined by the Committee consistent with the Equity Plan. The Committee shall establish the purchase price, if any; provided, however, that such purchase price shall be no less than US$1.00 per award of restricted stock. Restricted stock will be evidenced by a written award agreement. The award agreement will contain such restrictions and vesting provisions as the Committee shall provide, including, without limitation, restrictions concerning voting rights and transferability. The restrictions may lapse separately or in combination at such times, pursuant to such circumstances, or based on such criteria, as selected by the Committee, including, without limitation, criteria based on the holder’s duration of employment or service with the Company, Company and/or subsidiary performance, individual performance or other criteria selected by the Committee. Further, the Committee may, on such terms as it deems appropriate, accelerate the vesting of restricted stock by removing any and all restrictions thereon after the date of grant. Unless otherwise provided by the Committee, holders of restricted stock will have the rights of a shareholder with respect to the Ordinary Shares covered by restricted stock awards, including the right to receive dividends and other distributions paid or made with respect to the Ordinary Shares, subject to the limitations in the restricted stock agreement and the Equity Plan (which may include, without limitation, corresponding vesting and forfeiture conditions on extraordinary or special dividends or distributions).

In the event of a termination of employment of a holder of restricted stock that remains unvested and subject to restrictions, the Company will have the right to repurchase such unvested restricted stock from such holder at a price per share equal to the price paid by such holder for such restricted stock or such other amount as may be specified in the applicable award agreement.

Stock payments

The Committee may issue stock payments to eligible employees in such amounts and on such terms and conditions as determined by the Committee consistent with the Equity Plan. The Committee shall establish the purchase price, if any; provided, however, that such purchase price shall be no less than US$1.00 per award of stock payment.

The terms and conditions of any stock payment shall be determined by the Committee and may be based on the holder’s duration of employment or service with the Company, Company and/or subsidiary performance, individual performance or other criteria selected by the Committee. Unless otherwise provided by the Committee, a holder of a stock payment shall have no rights as a Company shareholder with respect to such stock payment until such time as the Ordinary Shares underlying the award have been issued to the holder. Stock payments may, but are not required to, be made in lieu of base salary, bonus, fees or other cash compensation otherwise payable to such eligible employee.

Forfeiture and Clawback

The Committee has the right to provide, in an award agreement or otherwise, or to require a holder to separately agree, that in the event of circumstances involving a misstatement of the financial results of the Company or a subsidiary in respect of any fiscal year (or other applicable period) or misconduct on the holder’s part which caused or contributed to a misstatement or which could result in financial loss to the Company or any subsidiary, the Company reserves the right to (i) recover or cancel an award at any time prior to the expiry of the award (or the period for exercise thereof) or (ii) recover any proceeds, gains or other economic benefit actually or constructively received by a holder upon any receipt or exercise of the award, or upon receipt or resale of any Ordinary Shares underlying the award.

Further, all awards shall be subject to the provisions of any claw-back policy implemented by the Company from time to time.

Amendment and Termination

The Board or Committee may terminate, amend, or modify the Equity Plan at any time; provided that, shareholder approval will be required for any amendment or modification of the Equity Plan to the extent such approval is required to satisfy applicable statutory or regulatory requirements, or the Company and its subsidiaries determine that shareholder approval is otherwise necessary or desirable. No amendment, modification or termination shall in any manner adversely affect any awards granted under the Equity Plan without the consent of the applicable holders or transferees. Further, the Committee may not, without shareholder approval, (i) authorize the amendment to any outstanding option to reduce its exercise price or (ii) cancel any option in exchange for cash or another award when the exercise price of such option exceeds the fair market value of the underlying Ordinary Shares.

Income Tax Consequences Associated with the Equity Plan

The following is a general summary under current law of the Bermuda income tax consequences, the Singapore individual income tax consequences, and the People’s Republic of China (“PRC”) individual income tax consequences to participants in the Plan. It is based on tax laws in effect in Bermuda, Singapore and the PRC as of the date of this Prospectus. This summary deals with the general tax principles that apply and is provided only for general information. It does not necessarily address all aspects of income taxation that may be relevant to participants in the Plan in light of their personal investment circumstances. Tax laws are complex and subject to change (possibly with retrospective effect) and may vary depending on individual circumstances and from locality to locality. This summarized tax information is not tax advice. Each participant should seek appropriate professional advice as to how the tax or other laws apply to the participant’s specific situation.

Bermuda Income Tax Consequences

There is no Bermuda income, corporation or profits tax, withholding tax, capital gains tax, capital transfer tax, estate duty or inheritance tax payable by shareholders of the Company other than by shareholders ordinarily resident in Bermuda. Neither the Company nor its shareholders (other than shareholders ordinarily resident in Bermuda) are subject to stamp or other similar duty on the issue, transfer or redemption of Ordinary Shares. The Company has received from the Minister of Finance of Bermuda under the Exempted Undertakings Tax Protection Act of 1966, as amended, an assurance that, in the event that Bermuda enacts any legislation imposing any tax computed on profits or income, or computed on any capital assets, gain or appreciation, or any tax in the nature of estate duty or inheritance tax, the imposition of such tax shall not be applicable to the Company or to any of its operations, shares, debentures or other obligations of the Company, until March 28, 2016. This assurance does not, however, prevent the imposition of any such tax or duty on such persons as are ordinarily resident in Bermuda and holding such shares, debentures or obligations of the Company.

Singapore Income Tax Consequences

For Singapore income tax purposes, the source of employment income which is received in shares or share options is determined by the employee’s location at the date of grant. If the employee is employed in Singapore at the date of grant, the share gains will be regarded to have a ‘nexus’ or a source in Singapore and will be fully taxable in Singapore.

In general, the point of taxation for share awards or share options is when the employee becomes the full beneficial owner of the shares and is able to freely sell and transfer his or her shares. The taxable value will be the market value on this date less the amount the employee pays for the shares or share options (if any). However, in the case of a foreigner or Singapore Permanent Resident who ceases to be employed with the Singapore company (including being assigned overseas for a period of 3 months or more), prior to becoming the full beneficial owner of the shares, the “deemed exercise” rule will apply. The deemed exercise rule accelerates the point of taxation in these cases to one month prior to the date of the employee’s cessation of employment or the date of grant, whichever is the later. The taxable value is the market value of the shares on this date less any amount that is due from the employee. In the event that the actual gains received by the employee at the time of vesting of shares or exercise of the share options are lower than the amounts reported as deemed gains, the employee may apply to the Inland Revenue Authority of Singapore (IRAS) for reassessment. This claim must be made within four years of assessment following the year in which the deemed exercise rule is applied.

Share Options

For Singapore individual income tax purposes, if you are granted share options under the Plan, such share options will not be recognized as taxable income upon the grant of the option, but generally will be recognized as employment income upon exercise of the share options. The amount of income recognized is equal to the excess of the fair market value of the shares on the date of exercise over the price paid for such share options. However, as mentioned above, if you are not a Singapore citizen and you cease to be employed by the Singapore entity before the date of exercise, the deemed exercise rule will apply.

Restricted Stock

For Singapore individual income tax purposes, you will not have taxable income on the grant of the restricted stock. However, when the shares vest and the restrictions lapse, such that you become the full beneficial owner of the stock, you generally will recognize employment income for an amount equal to the difference between the fair market value of the stock on the date such restrictions lapse over the purchase price of the restricted stock (if any). However, as mentioned above, if you are not a Singapore citizen and you cease to be employed by the Singapore entity before the date of vesting, the deemed exercise rule will apply.

Stock Payments

If you receive a stock payment where you become the full beneficial owner of the stock, you generally will recognize employment income for an amount equal to the fair market value of the stock at the date you become the full beneficial owner of the stock over the purchase price for such stock payment (if any). As mentioned above, if you are not a Singapore citizen and you cease to be employed with the Singapore entity before the taxable event, the deemed exercise rule will apply.

Disposition of Shares

There is no capital gains tax in Singapore. Therefore, upon the sale of the shares, you will not be subject to tax in Singapore unless you are engaged in the business of buying and selling securities.

Tax Filing and Withholding Obligations

Singapore does not have a “Pay As You Earn” regime for employment income. Hence, your employer is generally only required to report the share gains at the time of the taxable event.

Your employer is required to complete the Return of Employee’s Remuneration (Form IR8A/IR8E) and Appendix 8B detailing the taxable value of all shares or share options which have vested or been exercised during the calendar year. These forms must be issued to the employee or electronically transmitted to the IRAS by the first day of March of the following year.

Payment of tax will be due once the IRAS has processed the tax return and issues the tax bill (Notice of Assessment) to the employee. The tax payment has to be made within one month of receiving the Notice of Assessment or alternatively the employee may apply to make payment by monthly instalments.

If you are a non-Singapore citizen employee and you cease to be employed in Singapore, your employer will be required to notify the IRAS and complete a Notification of a Non-Citizen Employee’s Cessation of Employment or Departure from Singapore (Form IR21). This form must be submitted to the IRAS by the employer at least one month before the employee’s cessation of employment. Similar to Form IR8A/IR8E, details of all taxable remuneration received by the employee during the year must be reported, including remuneration with respect to any awards that are deemed to have vested or the exercise of share options. Your employer is also required to withhold all monies due to you as part of the tax clearance process.

Central Provident Fund (CPF)

Social security contributions are only applicable to remuneration in cash. Hence, CPF contributions on the share gains are not required as they are considered remuneration in-kind.

Chinese Income Tax Consequences

Share Options

For PRC individual income tax purposes, if you are granted share options under the Plan, such share options will not be recognized as taxable income upon the grant of the option, but generally will be recognized as employment income upon exercise of the share options. The amount of income recognized is equal to the excess of the fair market value of the shares on the date of exercise over the price paid for such share options.

Your basis of the share options for purposes of determining your gain or loss on subsequent disposition of such shares generally will be the fair market value of the shares on the date of exercise of the share option. Any subsequent gain will be generally taxable as capital gain.

If you are a non-PRC domiciled employee, your tax treatment could be different depending on your specific circumstance.

Restricted Stock

For PRC individual income tax purposes, you will not have taxable income on the grant of the restricted stock. However, when the restrictions lapse, such that the stock is no longer subject to a substantial risk of forfeiture, you generally will recognize employment income for an amount equal to the difference between the fair market value of the stock at the date such restrictions lapse over the purchase price of the restricted stock (if any).

Your basis in determining your gain or loss on subsequent disposition of the restricted stock generally will be the fair market value of the shares on the date of vesting of the restricted stock. Any subsequent gain will be generally taxable as capital gain.

If you are a non-PRC domiciled employee, your tax treatment could be different depending on your specific circumstance.

Stock Payments

If you receive a stock payment that is not subject to substantial risk of forfeiture, you generally will recognize employment income for an amount equal to the fair market value of the stock at the date when the stock payment is received over the purchase price for such stock payment (if any).

Your basis in determining your gain or loss on subsequent disposition of the stock generally will be the fair market value of the stock on the date of vesting. Any subsequent gain will be generally taxable as capital gains.

If you are a non-PRC domiciled employee, your tax treatment could be different depending on your specific circumstance.

Tax Filing and Withholding Obligations

Your employer is generally required to withhold individual income tax on your recognized employment income in relation to your exercised stock options and vested restricted stock or stock payments.

You are required to file an individual income tax return within 15 days of the following month when the gains are realized on the subsequent sale of stock. Additionally, you may be required to file an annual self-declaration tax return to report your income before March 31st each year.

Social Security Requirements

Employees are required to participate in China’s social security system. Regulations do not dictate that social security taxes are due on equity income but the recognized employment income may impact on the following year’s social security contribution base.